SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

(Under the Securities Exchange Act of 1934)

JAVA EXPRESS, INC.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

471905 208

 (CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801)-363-7411

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

1.         NAMES OF REPORTING PERSONS:  MARK SANSOM

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [   ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  SC

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

 NUMBER OF SHARES                          7. SOLE VOTING POWER: 836,668 shares.

 BENEFICIALLY OWNED                     8. SHARED VOTING POWER: 0 shares.

 BY EACH REPORTING PERSON         9. SOLE DISPOSITIVE POWER: 836,668 shares.

                                                              10. SHARED DISPOSITIVE POWER: 0 shares.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 836,668 shares with 336,668 shares owned directly, and 500,000 shares owned indirectly through Bombay Investments, of which Mr. Sansom is the beneficial owner.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%.

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, $0.001 par value per share.

Name of Issuer:  Java Express, Inc., a Nevada corporation (the “Company”), 4626 North 300 West, Suite 365, Provo, Utah 84604.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for Mark Sansom.

(b)        Address: 4061 Powers Circle, Salt Lake City, Utah 84124

(c)        Principal Occupation:  Mr. Sansom is currently self employed; his primary business is investments of various kinds.

(d)        During the last five years, Mr. Sansom has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Sansom has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        United States

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Sansom acquired 500,000 shares pursuant to an Agreement and Plan of Merger effective on March 29, 2013, between a privately-held company of which Mr. Sansom’s company, Bombay Investments, was a stockholder.  The Board of Directors of the Company adopted resolutions prior to the closing of the merger that exempted the issuance of the common stock under the merger from the provisions of Section 16(b) of the Securities and Exchange Act of 1934, as amended, pursuant to SEC Rule 16b-3(d)(1).

Item 4.  Purpose of Transaction.

The acquisition was for investment purposes.

Item 5.  Interest in Securities of the Issuer.

(a)        Amount Beneficially owned.  As of the date hereof, Mark Sansom owns 336,668 directly and 500,000 shares indirectly through Bombay Investments.

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 836,668 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 836,668 shares.

            Shared power to dispose or to direct the disposition of: 0

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2013                                                                    /s/  Mark Sansom

                                                                                                      Mark Sansom